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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  BRYLANE INC.
                        --------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                  -------------------------------------------

                         (Title of Class of Securities)

                                   117661 10 8
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                                 (CUSIP Number)


                               DAVID A. KATZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
             ------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                DECEMBER 2, 1998
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].


                         (Continued on following pages)

                                Page 1 of 9 Pages



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

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                                     13D
        CUSIP No. 117661 10 8                          Page 2 of 9 Pages
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     1      NAME OF REPORTING PERSON
                 PINAULT - PRINTEMPS - REDOUTE S.A.
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                   (b) [X]

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     3      SEC USE ONLY                                               [ ]
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     4      SOURCE OF FUNDS*
                 BK

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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

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     6      CITIZENSHIP OR PLACE ORGANIZATION
                  FRANCE

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                   7      SOLE VOTING POWER
                              8,617,017   (SEE ITEM 5)
    NUMBER OF
                   -------------------------------------------------------------
     SHARES        8      SHARED VOTING POWER
                              - 0 -
  BENEFICIALLY
                   -------------------------------------------------------------
    OWNED BY       9      SOLE  DISPOSITIVE  POWER
                              8,617,017 (SEE ITEM 5)
      EACH         -------------------------------------------------------------

    REPORTING      10     SHARED DISPOSITIVE POWER
                              - 0 -
   PERSON WITH
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,617,017   (See Item 5)

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    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]

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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  49.9%   (SEE ITEM 5)
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    14      TYPE OF REPORTING PERSON*
                  CO
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                      *See instructions before filling out

              This Amendment No. 5 is filed by Pinault-Printemps-Redoute S.A. a societe anonyme organized and existing under the laws of the Republic of France ("PPR"), and amends the Schedule 13D filed on April 13, 1998 by PPR, as previously amended (the "Schedule 13D"). This Amendment No. 5 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Brylane Inc., a Delaware corporation ("Brylane"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule13D.

              On October 15, 1998, REDAM sold 166,000 shares of Common Stock in a private transaction to an unaffilliated third party for $13.50 per share, or an aggregate of $2,241,000, in cash.

              As described more fully below, on November 27, 1998, REDAM conveyed all of the 8,617,017 shares of Common Stock which it owned to EMPUSA LLC ("EMPUSA"), a limited liability company organized and existing under the laws of the State of Delaware and an indirect, wholly owned subsidiary of PPR, for $20.00 per share, or an aggregate of $172,340,340, in cash for strategic planning purposes. At all times such shares were owned by a wholly owned subsidiary of PPR.

              As described more fully below, on December 2, 1998, PPR submitted a letter to the independent directors on the Board of Directors of Brylane (the "Proposal Letter"). The Proposal Letter sets forth PPR's proposal to acquire all outstanding shares of Common Stock not currently owned by PPR (whether through EMPUSA or otherwise) for $20 per share in cash. As a result of the proposed transaction, Brylane would become a wholly owned subsidiary of PPR.


ITEM 2.       IDENTITY AND BACKGROUND.

              The following amends and restates Item 2 in its entirety:

              (a), (b), (c) and (f). The name of the person filing this statement is Pinault-Printemps-Redoute S.A., a societe anonyme organized and existing under the laws of the Republic of France ("PPR"). PPR is filing this statement on behalf of itself and its wholly owned subsidiaries (i) La Redoute, a societe anonyme organized and existing under the laws of the Republic of France and a wholly owned, direct subsidiary of PPR ("La Redoute"), (ii) Empire Stores Group plc., a corporation organized and existing under the laws of the United Kingdom and a wholly owned, indirect subsidiary of PPR and a wholly owned, direct subsidiary of La Redoute ("Empire"), (iii) REDAM LLC, a limited liability company organized and existing under the laws of the State of Delaware and a wholly owned, direct subsidiary of La Redoute ("REDAM") and (iv) EMPUSA LLC, a limited liability company organized and existing under the laws of the State of Delaware and a wholly owned, direct subsidiary of Empire ("EMPUSA"). As a result of the transaction described under Item 3 below, EMPUSA is the holder of record of the Common Stock beneficially owned by PPR.

              Approximately 42.6% of the capital stock and 58.4% of the voting rights, respectively, of PPR are owned by Artemis S.A., a societe anonyme organized and existing under the laws of the Republic of France ("Artemis").
All of the voting stock of

Artemis is owned by S.C.A. Financiere Pinault, a societe en commandite par actions organized and existing under the laws of the Republic of France ("SFP"). Mr. Francois Pinault, the Vice President of the Supervisory Board of PPR, is the general partner of SFP, and approximately 55.9% of the interests in SFP are owned by Mr. Pinault and certain members of his family.

              The principal business address of PPR is 18 Place Henri Bergson, 75381 Paris, France. The principal business address of La Redoute S.A. is 110, rue de Blanchemaille, 59051 Roubaix, France. The principal place of business address of Empire is 18 Canal Road, Bradford, West Yorkshire, BD99 4XB, Great Britain. The principal business address of REDAM is c/o Rexel, Inc., 350 Alhambra Circle, Coral Gables, Florida 33134. The principal business address of EMPUSA is c/o Rexel, Inc., 350 Alhambra Circle, Coral Gables, Florida 33134. The principal business address of SFP, Artemis and Mr. Pinault is 5, Boulevard de Latour Maubourg, 75007 Paris, France. PPR, through its subsidiaries, is principally engaged in the following businesses: distribution of electrical components and industrial supplies; the distribution of furniture, office products, leisure products and home equipment; department stores and mail order of retail products through various catalogues; and financial services in connection with group businesses. PPR is also a holding company for a variety of industrial and commercial companies in Africa and the French overseas territories, as well as for certain trading companies in Europe.

              Exhibit 1 sets forth with respect to each executive officer and director of each of SFP, Artemis, PPR, REDAM and EMPUSA such person's name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person's citizenship.

              (d) and (e). None of SFP, Artemis, PPR, REDAM, EMPUSA or Mr. Pinault and none of the persons named in Exhibit 1 as an executive officer or director of any of SFP, Artemis, PPR and REDAM, EMPUSA has been convicted in a criminal proceeding during the last five years; nor has any of said parties been a party to a civil proceeding of a court of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              No material change except as set forth above and below.

              On November 27, 1998, pursuant to a Stock Purchase Agreement (the "EMPUSA Stock Purchase Agreement"), dated as of November 25, 1998, by and between REDAM and EMPUSA, REDAM conveyed to EMPUSA all of the 8,617,017 shares of Common Stock owned by REDAM for $20 per share, or an aggregate of $172,340,340, in cash. These funds were obtained by EMPUSA as a capital contribution from Empire, which obtained such funds from a draw down on a line of credit (the "Empire Line of Credit") with Credit Commercial de France and Banque Nationale de Paris (collectively, the "Empire Lenders").

              In connection with the Empire Line of Credit, EMPUSA pledged all of the shares of Common Stock which it purchased from REDAM to the Empire Lenders as collateral for the funds drawn down to make such purchase, which such pledge can be foreclosed upon in the event of certain defaults by Empire under the Empire Line of Credit.

              A copy of the EMPUSA Stock Purchase Agreement is attached hereto as Exhibit 2 and is specifically incorporated herein by reference, and the description herein of such agreement is qualified in its entirety by reference to such agreement.


ITEM 4.       PURPOSE OF TRANSACTION.

              No material change except as set forth above and below.

              The sale of the 166,000 shares of Common Stock to an unaffiliated third party in a private transaction and the purchase of the shares of Common Stock by EMPUSA from REDAM were undertaken for strategic planning purposes of PPR and is for the purpose of ownership and not with a view to or for sale in connection with any distribution thereof. PPR and EMPUSA have no present intention or plan to effect any distribution of such shares.

              As described under Item 3, pursuant to the EMPUSA Stock Purchase Agreement, EMPUSA purchased the aggregate 8,617,017 shares of Common Stock at a price of $20 per share on November 27, 1998.

              On December 2, 1998, PPR submitted the Proposal Letter to the independent directors on the Board of Directors of Brylane, after the independent directors of Brylane waived the terms of the existing Governance Agreement between Brylane and PPR prohibiting PPR from submitting such a proposal and making it public. The Proposal Letter sets forth PPR's proposal to acquire all of the outstanding shares of Common Stock not currently owned by PPR (whether through EMPUSA or otherwise) for $20 per share in cash. As a result of the proposed business combination, Brylane would become a wholly owned subsidiary of PPR. The proposal is conditioned upon the approval of the Board of Directors of Brylane, including the approval of the independent directors of Brylane. The proposal is not conditioned on financing. Following submission of the Proposal Letter to the independent directors of Brylane, the Board of Directors of Brylane formed a Special Committee consisting of the three independent directors on the Brylane Board. A copy of the Proposal Letter is attached hereto as Exhibit 3 and is specifically incorporated herein by reference, and the description herein of such letter is qualified in its entirety by reference to such letter.

              PPR intends to take steps necessary to complete the proposed transaction, including, but not limited to, the discussion, negotiation and consummation of a merger agreement. There can be no assurance, however, that such a transaction will be consummated, or, if it is consummated, that such a transaction will be consummated on the terms and conditions set forth in the Proposal Letter. Consummation of the proposed business combination would be subject to a number of conditions, including satisfaction of any regulatory requirements

(including compliance with applicable provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and other conditions.

              Also on December 2, 1998, PPR issued a press release announcing that it had submitted the Proposal Letter. A copy of the press release is attached hereto as Exhibit 4 and is specifically incorporated herein by reference, and the description herein of such press release is qualified in its entirety by reference to such press release.

              Depending on the response of the independent directors of Brylane to the Proposal Letter and subject to the limitations set forth in the Governance Agreement, PPR reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investment in Brylane, including any or all of the actions set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D and any other actions as it may determine. Moreover, PPR reserves the right to amend or withdraw the proposal at any time in its discretion.

              Except as set forth in this Item 4 and in furtherance of the proposed business combination, PPR presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              No material change except as set forth above.

              As a result of the transactions described above, as of the date hereof, PPR may be deemed to beneficially own 8,617,017 shares of Common Stock. Based upon the 17,240,889 shares of Common Stock which Brylane has informed PPR are outstanding as of November 28, 1998, PPR beneficially owns approximately 49.9% of the Common Stock. Affiliates of PPR own 27,270 shares of Common Stock or approximately 0.2% of Common Stock, as to which PPR disclaims beneficial ownership.

              Except as set forth in this Item 5, to the best knowledge and belief of PPR, no transactions involving Common Stock have been effected during the past 60 days by PPR or by its directors, executive officers or controlling persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              No material change except as set forth above and below.

              As described above in Items 3 and 4, EMPUSA purchased all of the shares of Common Stock owned by REDAM pursuant to the EMPUSA Stock Purchase Agreement.

              A copy of the EMPUSA Stock Purchase Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference, and the description herein of such agreement is qualified in its entirety by reference to such agreement.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              The following Exhibits are filed as part of this Amendment No. 5 to Schedule 13D:

Exhibit 1 -   Amended and Restated Name, Business Address, and
              Present Principal Occupation of Each Executive Officer and
              Director of S.C.A. Financiere Pinault, Artemis S.A.,
              Pinault-Printemps-Redoute S.A., REDAM LLC and EMPUSA LLC.

Exhibit 2 -   Stock Purchase Agreement, dated as of November 25, 1988, by and between REDAM LLC and EMPUSA LLC

Exhibit 3 -   Letter from PPR to the Special Committee of the Board of Directors of Brylane Inc., dated December 2, 1998.

Exhibit 4 -   Press Release of PPR dated December 2, 1998.


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


                                    SIGNATURE


              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.


                                        PINAULT-PRINTEMPS-REDOUTE, S.A.


                                        By:  /s/ Serge Weinberg
                                             Name:   Serge Weinberg
                                             Title:  Chairman and Chief
                                                     Executive Officer




December 2, 1998

                                  EXHIBIT INDEX


       SEQUENTIAL
       EXHIBIT NO.                 DESCRIPTION                              PAGE
Exhibit 1  -          Amended and Restated Name, Business Address, and Present
                      Principal Occupation of Each Executive Officer and
                      Director of S.C.A. Financiere Pinault, Artemis S.A.,
                      Pinault-Printemps-Redoute S.A., REDAM LLC and EMPUSA LLC.

Exhibit 2  -          Stock Purchase Agreement, dated as of November 25, 1988,
                      by and between REDAM LLC and EMPUSA LLC.

Exhibit 3  -          Letter from PPR to the Special Committee of the Board of
                      Directors of Brylane Inc., dated December 2, 1998.

Exhibit 4  -          Press Release of PPR dated December 2, 1998.


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